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                         October 26, 2020

       Andrew Taylor
       Chief Financial Officer
       Motus GI Holdings, Inc.
       1301 East Broward Boulevard, 3rd Floor
       Ft. Lauderdale, FL, 33301

                                                        Re: Motus GI Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2020
                                                            File No. 333-249565

       Dear Mr. Taylor:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact James
Young at 202-551-4679 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Steven Skolnick